UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*



                            RUBIO'S RESTAURANTS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    78116B102
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  78116B102
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1.     Names of Reporting Persons.   I.R.S. Identification Nos. of Above Persons
       (entities only):  David A. Rocker
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2.     Check  the Appropriate Box  if  a  Member of a  Group (See  Instructions)
           (a)                  (b)
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3.     SEC Use Only
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4.     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:         (5)  Sole Voting Power:         119,252*
                                            ------------------------------------
                                       (6)  Shared Voting Power:       0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power:    119,252*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power:  0
                                            ------------------------------------
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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  119,252*
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
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11.    Percent of Class Represented by Amount in Row (9):  1.3%*
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12.    Type of Reporting Person (See Instructions):  IN
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*   Amount includes:  (i)  82,812  shares  of  Rubio's  Restaurants,  Inc.  (the
"Company") Common Stock, par value $0.001 per share (the "Common Stock"), owned by Rocker Partners, L.P., a New York limited partnership; (ii) 33,390 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands; and
(iii) 3,050 shares of Common Stock owned by Helmsman Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker has sole voting and dispositive power over the aggregate amount of 119,252 shares of Common Stock by virtue of his positions as (i) the sole managing partner of Rocker Partners, L.P. and (ii) the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd. and Helmsman Holdings, Ltd.

Item 1(a).  Name Of Issuer:  Rubio's Restaurants, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  1902 Wright Place,
            Suite 300, Carlsbad, California  92008
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            c/o Rocker Partners, L.P., Suite 1759, 45 Rockefeller Plaza,
            New York, New York  10111
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock,  par  value  $0.001 per share
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Item 2(e).  CUSIP Number:  78116B102
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Item 3.     If  this  Statement  Is Filed  Pursuant  to  Section 240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership.

         (a)  Amount beneficially owned (as of December 31, 2003):   119,252
                                                                     -------

         (b)  Percent of Class (as of December 31, 2003):   1.3%
                                                            ----

         (c)  Number of shares as to which the person has:

              (i)  Sole power to vote or to direct the vote   119,252
                                                              -------

             (ii)  Shared power to vote or to direct the vote    0
                                                                ---

            (iii)  Sole power to dispose or to direct the disposition of 119,252
                                                                         -------

             (iv)  Shared power to dispose or to direct the disposition of   0
                                                                            ---

Item 5.  Ownership of Five Percent or Less of a Class

         As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 13, 2004


                                        /s/ David A. Rocker
                                        ----------------------------------------
                                        David A.  Rocker,  as the sole  managing
                                        partner of Rocker Partners, L.P. and the
                                        president of Rocker Offshore  Management
                                        Company, Inc., the investment advisor to
                                        Compass  Holdings,   Ltd.  and  Helmsman
                                        Holdings, Ltd.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)